JOSEPH M FITZGERALD
785 WEST END AVENUE
APT 17B
NEW YORK, NY 10025

May 17, 2012

Mr. David Tomasello
Chairman of the Board
NeoMagic Corporation
2372-A Qume Drive
San Jose, CA 95131

Dear David:

After careful thought and consideration, I am resigning from the NeoMagic Corporation Board effectively immediately.

During this past year, as NeoMagic has operated in an SEC silent reporting period there have been limited opportunities for me to offer counsel to the Board or to operating management. I do not believe there will be an opportunity for me to contribute strategically going forward.

I wish all the best for NeoMagic's shareholders, directors and employees.

Sincerely,

Joseph M Fitzgerald

Joseph M Fitzgerald